United States securities and exchange commission logo





                            May 18, 2020

       Aristides J. Pittas
       President and Chief Executive Officer
       EuroDry Ltd.
       4 Messogiou & Evropis Street
       151 24 Maroussi, Greece

                                                        Re: EuroDry Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 13, 2020
                                                            File No. 333-238235

       Dear Mr. Pittas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Karina
Dorin, Staff Attorney, at (202) 551-3763 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              Lawrence Rutkowski